Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,		Six months ended,
	Jun 28,	Jul 4,	Jun 28,	Jul 4,
(unaudited, in millions €, except per share data)	2020	2021	2020	2021

Net system sales	2,438.6	2,949.6	4,022.6	6,078.4
Net service and field option sales	887.1	1,070.6	1,743.7	2,305.7
Total net sales	3,325.7	4,020.2	5,766.3	8,384.1

Total cost of sales	(1,722.5)	(1,975.6)	(3,061.7)	(3,987.1)
Gross profit	1,603.2	2,044.6	2,704.6	4,397.0

Research and development costs	(566.9)	(633.8)	(1,110.9)	(1,257.2)
Selling, general and administrative costs	(131.2)	(171.8)	(261.9)	(340.2)
Income from operations	905.1	1,239.0	1,331.8	2,799.6

Interest and other, net	(7.1)	(9.8)	(18.5)	(21.9)
Income before income taxes	898.0	1,229.2	1,313.3	2,777.7

Income tax expense	(166.4)	(204.2)	(214.8)	(434.5)
Income after income taxes	731.6	1,025.0	1,098.5	2,343.2

Profit related to equity method investments	19.4	13.2	43.1	26.4
Net income	751.0	1,038.2	1,141.6	2,369.6

Basic net income per ordinary share	1.79	2.52	2.73	5.73
Diluted net income per ordinary share	1.79	2.52	2.72	5.72

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	418.4	411.5	418.5	413.4
Diluted	419.0	412.0	419.2	414.0

ASML - Ratios and Other Data

	Three months ended,		Six months ended,
	Jun 28,	Jul 4,	Jun 28,	Jul 4,
(unaudited, in millions €, except otherwise indicated)	2020	2021	2020	2021

Gross profit as a percentage of net sales	48.2%	50.9%	46.9%	52.4%
Income from operations as a percentage of net sales	27.2%	30.8%	23.1%	33.4%
Net income as a percentage of net sales	22.6%	25.8%	19.8%	28.3%
Income taxes as a percentage of income before income taxes	18.5%	16.6%	16.3%	15.6%
Shareholders’ equity as a percentage of total assets	52.2%	43.5%	52.2%	43.5%
Sales of lithography systems (in units) [1]	61	72	118	148
Value of booked systems (EUR millions) [2]	1,101	8,271	4,186	13,011
Net bookings lithography systems (in units) [1,2]	34	167	107	287
Number of payroll employees in FTEs	24,330	27,777	24,330	27,777
Number of temporary employees in FTEs	1,482	1,609	1,482	1,609

1     Lithography systems do not include metrology and inspection systems.
2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Jul 4,
(unaudited, in millions €)	2020	2021

ASSETS
Cash and cash equivalents	6,049.4	5,186.6
Short-term investments	1,302.2	186.7
Accounts receivable, net	1,310.3	2,782.0
Finance receivables, net	1,710.5	1,637.4
Current tax assets	67.3	608.2
Contract assets	119.2	178.9
Inventories, net	4,569.4	5,086.3
Other assets	801.7	922.9
Held for sale assets	—	150.2
Total current assets	15,930.0	16,739.2

Finance receivables, net	400.5	6.2
Deferred tax assets	671.5	710.5
Other assets	951.4	1,016.4
Equity method investments	820.7	864.9
Goodwill	4,629.1	4,555.5
Other intangible assets, net	1,049.0	987.7
Property, plant and equipment, net	2,470.3	2,609.4
Right-of-use assets - Operating	180.1	161.8
Right-of-use assets - Finance	164.8	163.9
Total non-current assets	11,337.4	11,076.3

Total assets	27,267.4	27,815.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	6,603.5	8,707.5
Held for sale liabilities	—	46.6
Total current liabilities	6,603.5	8,754.1

Long-term debt	4,662.8	4,619.9
Deferred and other tax liabilities	238.3	247.7
Contract liabilities	1,639.9	1,860.2
Accrued and other liabilities	257.5	240.3
Total non-current liabilities	6,798.5	6,968.1

Total liabilities	13,402.0	15,722.2

Total shareholders’ equity	13,865.4	12,093.3
Total liabilities and shareholders’ equity	27,267.4	27,815.5

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,		Six months ended,
	Jun 28,	Jul 4,	Jun 28,	Jul 4,
(unaudited, in millions €)	2020	2021	2020	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	751.0	1,038.2	1,141.6	2,369.6

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	125.1	112.7	243.4	230.6
Impairment and loss on disposal	0.2	0.2	3.9	6.4
Share-based compensation expense	10.3	29.0	25.2	50.0
Inventory reserves	39.2	44.0	78.5	78.4
Deferred tax expense (benefit)	(15.4)	(7.5)	(40.0)	(43.3)
Equity method investments	(26.4)	(22.5)	(58.7)	(44.0)
Changes in assets and liabilities	(512.1)	2,374.8	(1,627.8)	(20.5)
Net cash provided by (used in) operating activities	371.9	3,568.9	(233.9)	2,627.2

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(225.1)	(241.1)	(456.6)	(430.5)
Purchase of intangible assets	(6.7)	(6.3)	(17.5)	(14.2)
Purchase of short-term investments	(0.5)	—	(311.0)	(608.5)
Maturity of short-term investments	447.4	1,224.9	555.6	1,724.0
Loans issued and other investing	(0.3)	—	—	—
Proceeds from sale of subsidiaries	—	12.9	—	12.9
Net cash provided by (used in) investing activities	214.8	990.4	(229.5)	683.7

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(564.8)	(639.1)	(564.8)	(639.1)
Purchase of treasury shares	—	(1,983.9)	(507.5)	(3,551.5)
Net proceeds from issuance of shares	11.0	13.6	19.6	24.6
Net proceeds from issuance of notes, net of issuance costs	746.5	—	1,486.3	—
Repayment of debt and finance lease obligations	(0.8)	(3.2)	(1.7)	(6.8)
Net cash provided by (used in) financing activities	191.9	(2,612.6)	431.9	(4,172.8)

Net cash flows	778.6	1,946.7	(31.5)	(861.9)

Effect of changes in exchange rates on cash	(3.2)	(3.9)	(1.7)	(0.9)
Net increase (decrease) in cash and cash equivalents	775.4	1,942.8	(33.2)	(862.8)

Cash and cash equivalents at beginning of the period	2,723.7	3,243.8	3,532.3	6,049.4
Cash and cash equivalents at end of the period	3,499.1	5,186.6	3,499.1	5,186.6

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Jun 28,	Sep 27,	Dec 31,	Apr 4,	Jul 4,
(unaudited, in millions €, except per share data)	2020	2020	2020	2021	2021

Net system sales	2,438.6	3,095.6	3,198.3	3,128.8	2,949.6
Net service and field option sales	887.1	862.4	1,055.8	1,235.1	1,070.6
Total net sales	3,325.7	3,958.0	4,254.1	4,363.9	4,020.2

Total cost of sales	(1,722.5)	(2,076.6)	(2,043.0)	(2,011.5)	(1,975.6)
Gross profit	1,603.2	1,881.4	2,211.1	2,352.4	2,044.6

Research and development costs	(566.9)	(534.0)	(555.9)	(623.4)	(633.8)
Selling, general and administrative costs	(131.2)	(131.5)	(151.5)	(168.4)	(171.8)
Income from operations	905.1	1,215.9	1,503.7	1,560.6	1,239.0

Interest and other, net	(7.1)	(8.4)	(8.0)	(12.1)	(9.8)
Income before income taxes	898.0	1,207.5	1,495.7	1,548.5	1,229.2

Benefit from (provision for) income taxes	(166.4)	(166.5)	(170.2)	(230.3)	(204.2)
Income after income taxes	731.6	1,041.0	1,325.5	1,318.2	1,025.0

Profit related to equity method investments	19.4	20.5	25.0	13.2	13.2
Net income	751.0	1,061.5	1,350.5	1,331.4	1,038.2

Basic net income per ordinary share	1.79	2.54	3.23	3.21	2.52
Diluted net income per ordinary share	1.79	2.53	3.23	3.20	2.52

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	418.4	418.4	417.5	415.3	411.5
Diluted	419.0	419.2	418.4	415.8	412.0

ASML - Quarterly Summary Ratios and other data

	Jun 28,	Sep 27,	Dec 31,	Apr 4,	Jul 4,
(unaudited, in millions €, except otherwise indicated)	2020	2020	2020	2021	2021

Gross profit as a percentage of net sales	48.2%	47.5%	52.0%	53.9%	50.9%
Income from operations as a percentage of net sales	27.2%	30.7%	35.3%	35.8%	30.8%
Net income as a percentage of net sales	22.6%	26.8%	31.7%	30.5%	25.8%
Income taxes as a percentage of income before income taxes	18.5%	13.8%	11.4%	14.9%	16.6%
Shareholders’ equity as a percentage of total assets	52.2%	54.0%	50.8%	50.1%	43.5%
Sales of lithography systems (in units) [1]	61	60	80	76	72
Value of booked systems (EUR millions) [2]	1,101	2,868	4,238	4,740	8,271
Net bookings lithography systems (in units) [1,2]	34	73	123	120	167
Number of payroll employees in FTEs	24,330	24,749	26,614	27,248	27,777
Number of temporary employees in FTEs	1,482	1,451	1,459	1,561	1,609

1     Lithography systems do not include metrology and inspection systems.
2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Jun 28,	Sep 27,	Dec 31,	Apr 4,	Jul 4,
(unaudited, in millions €)	2020	2020	2020	2021	2021

ASSETS
Cash and cash equivalents	3,499.1	3,531.5	6,049.4	3,243.8	5,186.6
Short-term investments	941.2	876.3	1,302.2	1,411.6	186.7
Accounts receivable, net	1,770.0	2,458.8	1,310.3	2,239.2	2,782.0
Finance receivables, net	1,071.5	1,855.4	1,710.5	2,218.6	1,637.4
Current tax assets	360.8	265.6	67.3	809.7	608.2
Contract assets	260.9	176.8	119.2	107.4	178.9
Inventories, net	4,685.6	4,613.7	4,569.4	4,748.1	5,086.3
Other assets	903.5	772.7	801.7	915.7	922.9
Held for sale assets	—	—	—	165.5	150.2
Total current assets	13,492.6	14,550.8	15,930.0	15,859.6	16,739.2

Finance receivables, net	444.0	349.6	400.5	66.6	6.2
Deferred tax assets	485.3	610.7	671.5	700.8	710.5
Other assets	929.7	961.5	951.4	1,313.4	1,016.4
Equity method investments	891.6	918.0	820.7	842.5	864.9
Goodwill	4,541.1	4,541.1	4,629.1	4,555.5	4,555.5
Other intangible assets, net	1,058.3	1,035.4	1,049.0	1,014.2	987.7
Property, plant and equipment, net	2,109.6	2,198.3	2,470.3	2,521.6	2,609.4
Right-of-use assets - Operating	193.0	180.1	180.1	179.7	161.8
Right-of-use assets - Finance	160.9	117.9	164.8	164.8	163.9
Total non-current assets	10,813.5	10,912.6	11,337.4	11,359.1	11,076.3

Total assets	24,306.1	25,463.4	27,267.4	27,218.7	27,815.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	4,631.3	4,990.9	6,603.5	6,829.1	8,707.5
Held for sale liabilities	—	—	—	47.2	46.6
Total current liabilities	4,631.3	4,990.9	6,603.5	6,876.3	8,754.1

Long-term debt	4,625.0	4,626.7	4,662.8	4,634.2	4,619.9
Deferred and other tax liabilities	191.3	209.1	238.3	245.2	247.7
Contract liabilities	1,918.1	1,652.8	1,639.9	1,583.2	1,860.2
Accrued and other liabilities	240.6	241.4	257.5	250.9	240.3
Total non-current liabilities	6,975.0	6,730.0	6,798.5	6,713.5	6,968.1

Total liabilities	11,606.3	11,720.9	13,402.0	13,589.8	15,722.2

Total shareholders’ equity	12,699.8	13,742.5	13,865.4	13,628.9	12,093.3
Total liabilities and shareholders’ equity	24,306.1	25,463.4	27,267.4	27,218.7	27,815.5

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Jun 28,	Sep 27,	Dec 31,	Apr 4,	Jul 4,
(unaudited, in millions €)	2020	2020	2020	2021	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	751.0	1,061.5	1,350.6	1,331.4	1,038.2

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	125.1	122.0	125.4	117.9	112.7
Impairment and loss on disposal	0.2	0.8	0.8	6.2	0.2
Share-based compensation expense	10.3	22.5	6.2	21.0	29.0
Inventory reserves	39.2	36.3	77.6	34.4	44.0
Deferred tax expense (benefit)	(15.4)	(110.6)	(60.7)	(35.8)	(7.5)
Equity method investments	(26.4)	(26.1)	95.8	(21.5)	(22.5)
Changes in assets and liabilities	(512.1)	(915.3)	3,074.7	(2,395.3)	2,374.8
Net cash provided by (used in) operating activities	371.9	191.1	4,670.4	(941.7)	3,568.9

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(225.1)	(212.5)	(292.9)	(189.4)	(241.1)
Purchase of intangible assets	(6.7)	(9.1)	(12.2)	(7.9)	(6.3)
Purchase of short-term investments	(0.5)	(343.7)	(820.8)	(608.5)	—
Maturity of short-term investments	447.4	408.7	394.8	499.1	1,224.9
Loans issued and other investing	(0.3)	(10.0)	(2.2)	—	—
Proceeds from sale of subsidiaries	—	—	—	—	12.9
Acquisition of subsidiaries (net of cash acquired)	—	—	(222.8)	—	—
Net cash provided by (used in) investing activities	214.8	(166.6)	(956.1)	(306.7)	990.4

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(564.8)	—	(501.6)	—	(639.1)
Purchase of treasury shares	—	—	(700.0)	(1,567.6)	(1,983.9)
Net proceeds from issuance of shares	11.0	10.4	7.9	11.0	13.6
Net proceeds from issuance of notes, net of issuance costs	746.5	—	—	—	—
Repayment of debt and finance lease obligations	(0.8)	(0.9)	(0.7)	(3.6)	(3.2)
Net cash provided by (used in) financing activities	191.9	9.5	(1,194.4)	(1,560.2)	(2,612.6)

Net cash flows	778.6	34.0	2,519.9	(2,808.6)	1,946.7

Effect of changes in exchange rates on cash	(3.2)	(1.6)	(2.0)	3.0	(3.9)
Net increase (decrease) in cash and cash equivalents	775.4	32.4	2,517.9	(2,805.6)	1,942.8

Cash and cash equivalents at beginning of the period	2,723.7	3,499.1	3,531.5	6,049.4	3,243.8
Cash and cash equivalents at end of the period	3,499.1	3,531.5	6,049.4	3,243.8	5,186.6

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2020 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results, including expected net sales, free cash flow, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, expected growth in net sales, system bookings, backlog, expected trends in Logic and Memory demand and sales, EUV coverage for 2021, revenue opportunity for 2025, expected shipments of systems and revenue recognition, long term growth opportunities, expected capacity, future growth outlook, long term demand drivers, expected benefits and performance of systems and applications, expanding end market trends, expected trends in the semiconductor industry, growth opportunities and drivers, expected increase in output and expected increase trends in EUV and DUV sales and supply chain capacity, the expectation of higher sales growth from increased output capacity and supply chain revenue opportunity, plans and strategies, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, product roadmaps, statements and intentions with respect to dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to the 2021-2023 share buyback program including the amount of shares intended to be repurchased under the program from 2021 to 2023. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.